SCHEDULE A
to the
INVESTMENT SUB-ADVISORY AGREEMENT
Dated October 3, 2019 between
NATIONWIDE FUND ADVISORS
and
HARVEST VOLATILITY MANAGEMENT, LLC
and
ETF SERIES SOLUTIONS

The Adviser will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
Nationwide Nasdaq-100® Risk-Managed Income ETF	0.170% on Assets to and including $150 million 0.224% on Assets from $150,000,001 to $300 million 0.340% on Assets from $300,000,001 and above
Nationwide S&P 500® Risk-Managed Income ETF	0.340% on Assets to and including $150 million 0.224% on Assets from $150,000,001 to $300 million 0.170% on Assets from $300,000,001 and above
Nationwide Dow Jones® Risk-Managed Income ETF	0.340% on Assets to and including $150 million 0.224% on Assets from $150,000,001 to $300 million 0.170% on Assets from $300,000,001 and above
Nationwide Russell 2000® Risk-Managed Income ETF	0.340% on Assets to and including $150 million 0.224% on Assets from $150,000,001 to $300 million 0.170% on Assets from $300,000,001 and above

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of October 14, 2021.

NATIONWIDE FUND ADVISORS By: /s/ Lee T. Cummings Name: Lee T. Cummings Title: Senior Vice President
HARVEST VOLATILITY MANAGEMENT, LLC By: /s/ Garrett Paolella Name: Garrett Paolella Title: Managing Director and Portfolio Manager
ETF SERIES SOLUTIONS By: /s/ Michael D. Barolsky Name: Michael D. Barolsky Title: Vice President